UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 27, 2026

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly Held Company

CNPJ/MF 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE FISCAL COUNCIL’S MEETING

HELD ON JULY 27th, 2026

DATE, TIME AND PLACE: July 27th, 2026, at 9.45 a.m., at the head office of TIM S.A. (“Company”), domiciled at Avenida João Cabral de Mello Neto, 850, Torre Sul, 13° floor, Barra da Tijuca, in the city and State of Rio de Janeiro.

PRESENCE: Mr. Walmir Urbano Kesseli, chairman of Fiscal Council, and Mr. Elias de Matos Brito and Mrs. Heloisa Belotti Bedicks, regular members of the Company’s Fiscal Council (“CF”) attended the meeting, either in person or by means of audio or videoconference. Mrs. Luciene Rodrigues Abrão Pandolfo, Secretary, also attended the meeting. It is also registered the presence of Mr. Adrian Calaza, Chairman of the Company’s Board of Directors.

AGENDA: (1) Presentation on the Tax, Regulatory, Civil and Labour contingencies; (2) Presentation on the Company’s Quarterly Information Report (“ITRs”) for the 2nd quarter of 2026, dated as of June 30, 2026; and (3) Presentation by Ernst & Young Auditores Independentes S/S (“EY”) on the Company’s Quarterly Information Report (“ITRs”) for the 2nd quarter of 2026, dated as of June 30, 2026.

CLARIFICATIONS AND RESOLUTIONS: Initially, it is noted that the meeting was held jointly with the Statutory Audit Committee (“CAE”) of the Company. Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the Fiscal Council members registered their considerations and discussions as follows:

(1) Presentation on the Tax, Regulatory, Civil and Labour contingencies.

Mrs. Andrea Viegas, Diretora Financeira (Chief Financial Officer), with the support of the Mrs. Virginia Araujo Joazeiro Ribeiro, representative of the Tax Controversy area, Mr. Mario Girasole, Regulatory and Institutional Affairs Officer of the Company, with the support of the Mr. Carlos Eduardo Franco, representative of the Regulatory Affairs area, and Mrs. Luciene Rodrigues Abrão Pandolfo, Diretora Jurídica (Chief Legal Officer), with the support of the Messrs. Antônio Oliveira da Silva Júnior, Juan Guillermo Souza e Souza and Betina Bortolotti Calenda, presented the data referring to the Company's tax, regulatory, civil and labour contingencies.

CONT. OF MINUTES OF THE FISCAL COUNCIL’S MEETING OF TIM S.A.

July 27, 2026

After the clarifications, the CF members thanked the information provided.

(2) Presentation on the Company’s Quarterly Information Report (“ITRs”) for the 2nd quarter of 2026, dated as of June 30, 2026.

Mrs. Andrea Viegas, Diretora Financeira (Chief Financial Officer), and Mrs. Manoela Suassuna, representative of the Accounting, Reporting & Adm. Services area, presented the Company's Quarterly Information Report (“ITRs”) prepared as of June 30, 2026, based on the material presented, in which the points of greatest interest were highlighted.

After the clarifications, the CF members thanked the information provided.

(3) Presentation by Ernst & Young Auditores Independentes S/S (“EY”) on the Company’s Quarterly Information Report (“ITRs”) for the 2nd quarter of 2026, dated as of June 30, 2026.

Initially, it is registered the presence of Mrs. Andrea Viegas, Diretora Financeira (Chief Financial Officer), and Mrs. Manoela Suassuna, representative of the Accounting, Reporting & Adm. Services area.

Messrs. Beatriz Moraes and Bruno Bianchi, representatives of EY, presented (i) the work of the independent audit related to the ITRs for the 2nd quarter of 2026, and (ii) the corresponding review report, noting that, in the course of the analysis, no irregularities were identified or any reservations recorded.

After the clarifications, the CF members thanked the information provided.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved, and signed by all attendees CF Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), July 27th, 2026.

LUCIENE RODRIGUES ABRÃO PANDOLFO

Secretary

TIM S.A.

Publicly Held Company

CNPJ/MF 02.421.421/0001-11

NIRE 333.0032463-1

FISCAL COUNCIL’S OPINION

The Members of the Fiscal Council of TIM S.A. ("Company"), in the exercise of their attributions and legal duties, as provided in Article 163 of the Brazilian Corporate Law, conducted a review and analysis of the quarterly information, along with the limited review report of Ernst & Young Auditores Independentes S/S (“EY”), for the period that ended on June 30, 2026, and taking into account the information provided by the Company's management and the Independent Auditors, consider the information appropriate for presentation to the Board of Directors of the Company, in accordance to the Brazilian Corporate Law.

Rio de Janeiro, July 27th, 2026.

WALMIR URBANO KESSELI Chairman of the Fiscal Council	Elias de Matos Brito Member of the Fiscal Council

HELOISA BELOTTI BEDICKS Member of the Fiscal Council

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: July 27, 2026	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer